Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161961
PROSPECTUS SUPPLEMENT
(To Prospectus dated January 28, 2010)
Seanergy Maritime Holdings Corp.
20,833,333 Shares
Common Stock
     Our prospectus dated January 28, 2010 related to the offer and sale of up to 20,833,333 of shares of our common stock. In addition, we granted the underwriters an option to purchase 3,125,000 additional shares of common stock to cover over-allotments. On March 18, 2010, we received notice from Maxim Group LLC and Rodman & Renshaw, LLC, as representatives of the underwriters, of the exercise of the overallotment option to purchase 1,945,000 additional shares of our common stock. We are filing this prospectus supplement to update our prospectus dated January 28, 2010.
     On February 8, 2010, we announced that our Board of Directors determined to terminate the memorandum of agreement for the intended acquisition of a 2009-built Capesize vessel as described in our prospectus dated January 28, 2010. The purchase price we agreed to pay for this vessel reflected the above-market charter hire that we expected to receive from the charter currently in place. However, based on recent developments in the world economy, in particular the announcement by the Chinese government to restrict Chinese banks’ lending activities, our Board of Directors determined we would likely be unable to realize the full benefits from the purchase and be subjected to prolonged and undue market and credit risk given the vessel’s high price. We remain committed to using the net proceeds of the offering, which are currently held in an interest-bearing bank account, to expand our fleet and we are focusing our efforts on identifying vessel(s) with a view to maximizing benefits to the company. As a result, any references to the 2009-built Capesize vessel and its employment are hereby deleted from the prospectus. Instead, all references to the “Use of Proceeds” from the offering should state that we intend to use the proceeds of the offering, including from the exercise of the Underwriters’ overallotment option, to purchase one or more additional vessels to expand our fleet. If we have any proceeds remaining after the purchase of one or more vessels, we will use these amounts for general corporate purposes. If we are unable to identify suitable vessels for acquisition or if we identify suitable vessels but are unable to acquire them for any reason, we may continue to search for suitable vessels or use some or all of the proceeds for other general corporate purposes.
Joint Book-Running Managers

Maxim Group LLC	Rodman & Renshaw, LLC
Co-Manager
Chardan Capital Markets, LLC
This prospectus supplement is dated March 18, 2010.

     On March 4, 2010, we announced our operating results for the fourth quarter and the full year ended December 31, 2009.
Results of Operations for the Three Months Ended December 31, 2009
     Net revenues for the three month period ended December 31, 2009 decreased to $17.3 million from $28.3 million in the same quarter in 2008. This is mainly attributable to the lower market-imposed time charter rates earned during the three month period ended December 31, 2009 as compared to the same period in 2008. We operated a fleet of 11 vessels on average during the fourth quarter of 2009, earning a time charter equivalent, or TCE, rate of $17,331 as compared to an average of six vessels and a TCE rate of $50,652 during the fourth quarter of 2008.
     Operating income amounted to $0.8 million for the three months ended December 31, 2009, as compared to an operating loss of $34.0 million for the same quarter in 2008. Net loss was $3.2 million, or $0.10 per basic and diluted share, for the three months ended December 31, 2009, as compared to a net loss of $37.3 million, or $1.67 per basic and diluted share, for the same quarter in 2008, based on weighted average common shares outstanding of 33,255,170 and 22,341,857, respectively. The decrease in net loss of $34.1 million is mainly attributable to a vessel impairment loss of $4.5 million and a goodwill impairment loss of $44.8 million recorded in the fourth quarter of 2008. We did not incur any such impairment losses in the fourth quarter of 2009.
Results of Operations for the Year Ended December 31, 2009
     Net revenues for 2009 increased to $87.9 million as compared to $34.5 million in 2008, an increase of 155%. This increase is primarily due to the fact that we only operated for a portion of 2008 as we commenced our operations in August 2008. Furthermore, we added extra vessels in our fleet during 2009 when we acquired a controlling interest in Bulk Energy Transport (Holdings) Limited in August 2009. We operated a fleet of 7.9 vessels on average during 2009 as compared to 5.5 vessels in 2008. The effect on net revenues of this increase in the average number of vessels we operated was partially offset by the lower market-imposed time charter rates earned during 2009. The TCE rate for 2009 amounted to $32,909 as compared to $49,944 in 2008. The decrease in TCE reflects the new time charter contracts at prevailing lower market rates.
     Operating income amounted to $40.4 million as compared to an operating loss of $31.2 million for the year ended December 31, 2008.
     Net income for 2009 was $30.1 million, or $1.16 per basic share and $1.00 per diluted share, based on weighted average common shares outstanding of 25,882,967, basic, and 30,529,281, diluted, for 2009, as compared to a net loss of $32.0 million, or $1.21 per both basic and diluted share, based on weighted average common shares outstanding of 26,452,291 for both basic and diluted shares in 2008. The improvement in net income is mainly attributable to a vessel impairment loss of $4.5 million and a goodwill impairment loss of $44.8 million in 2008. We did not incur any such impairment losses in 2009.
     Our cash reserves as of December 31, 2009 were $63.6 million, reflecting $43.2 million in cash generated from operations.
Performance Indicators
     The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels and are not included in financial statements prepared under US GAAP.

(In US dollars, except fleet data)

	Year Ended	Year Ended	Three Months	Three Months
	December 31,	December 31,	Ended	Ended
	2009	2008	December 31, 2009	December 31, 2008

Fleet Data:
Average number of vessels (1)	7.9	5.5	11	6.0
Ownership days (2)	2,895	686	1,012	552
Available days (3)	2,638	686	983	552
Operating days (4)	2,614	678	969	552
Fleet utilization (5)	90.3%	98.8%	95.8%	100%
Average Daily Results:
TCE rate (6)	32,909	49,944	17,331	50,652
Vessel operating expenses (7)	5,603	4,636	6,389	4,458
Management fee (8)	592	566	628	554
Total vessel operating expenses (9)	6,195	5,202	7,017	5,012

(1)	Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company’s fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)	Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3)	Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the year ended December 31, 2009, the Company incurred 257 off hire days for vessel scheduled dry docking. During the three months ended December 31, 2009, the Company incurred 29 off hire days for vessel scheduled dry docking.

(4)	Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)	Time charter equivalent or TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions.
(In thousands of US Dollars, except operating days and daily time charter equivalent rate)

				Three Months
	Year Ended	Year Ended	Three Months	Ended
	December 31,	December 31,	Ended	December 31,
	2009	2008	December 31, 2009	2008

Net revenues from vessels	87,897	34,453	17,289	28,331
Voyage expenses	(1,872)	(591)	(495)	(371)
Net operating revenues	86,025	33,862	16,794	27,960

Operating days	2,614	678	969	552

Daily time charter equivalent rate	32,909	49,944	17,331	50,652

(7)	Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:
(In thousands of US Dollars, except ownership days and daily vessel operating expenses)

				Three Months
		Year Ended	Three Months	Ended
	Year Ended	December 31,	Ended	December 31,
	December 31, 2009	2008	December 31, 2009	2008

Operating expenses	16,222	3,180	6,466	2,461
Ownership days	2,895	686	1,012	552

Daily vessel operating expenses	5,603	4,636	6,389	4,458

(8)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(9)	Total vessel operating expenses or TVOE is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Seanergy Maritime Holdings Corp. and Subsidiaries
Condensed Consolidated Balance Sheets
December 31, 2009 and 2008
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)
(Unaudited)

	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	63,607	27,543
Accounts receivable trade, net	495	—
Due from related parties	265	577
Inventories	1,126	872
Prepaid insurance expenses	623	574
Prepaid expenses and other current assets — related parties	58	248
Insurance claims	1,260	—
Other current assets	39	—

Total current assets	67,473	29,814

Fixed assets:
Vessels, net	444,820	345,622
Office equipment, net	20	9

Total fixed assets	444,840	345,631

Other assets
Goodwill	17,275	—
Deferred charges	8,684	2,757
Other non-current assets	180	—

TOTAL ASSETS	538,452	378,202

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	33,206	27,750
Trade accounts and other payables	990	674
Due to underwriters	19	419
Accrued expenses	1,719	541
Accrued interest	1,508	166
Accrued charges on convertible promissory note due to shareholders	—	420
Financial instruments	3,556	—
Deferred revenue — related party	894	3,029
Deferred revenue	246	—

Total current liabilities	42,138	32,999

Long-term debt, net of current portion	267,360	184,595
Financial instruments	1,550	—
Below market acquired time charters	585	—
Convertible promissory note due to shareholders	—	29,043

Total liabilities	311,633	246,637

EQUITY
Seanergy shareholder’s equity
Common stock, $0.0001 par value; 200,000,000 and 89,000,000 authorized shares as at December 31, 2009 and 2008, respectively; 33,255,170 and 22,361,227 shares, issued and outstanding as at December 31, 2009 and 2008, respectively	3	2
Additional paid-in capital	213,232	166,361
Accumulated deficit	(4,746)	(34,798)

Total Seanergy shareholders’ equity	208,489	131,565

Non controlling interest	18,330	—

Total equity	226,819	131,565

TOTAL LIABILITIES AND EQUITY	538,452	378,202

Seanergy Maritime Holdings Corp. and Subsidiaries
Condensed Consolidated Statements of Operations
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)
(Unaudited)

	Three months ended
	December 31,		Year ended December 31,
	2009	2008	2009	2008
Revenues:
Vessel revenue — related party	13,791	29,058	83,903	35,333
Vessel revenue	4,023	—	6,340	—
Commissions — related party	(100)	(727)	(2,226)	(880)
Commissions — non related party	(425)	—	(120)	—

Vessel revenue, net	17,289	28,331	87,897	34,453
Expenses:
Direct voyage expenses	(273)	(8)	(753)	(151)
Vessel operating expenses	(6,466)	(2,461)	(16,222)	(3,180)
Voyage expenses — related party	(222)	(363)	(1,119)	(440)
Management fees — related party	(636)	(306)	(1,715)	(388)

General and administration expenses	(1,949)	(1,306)	(5,928)	(2,161)
General and administration expenses — related party	(195)	(109)	(742)	(109)
Amortization of deferred dry-docking costs	(648)	—	(1,045)	—
Depreciation	(6,097)	(8,441)	(26,812)	(9,929)
Goodwill impairment loss	—	(44,795)	—	(44,795)
Vessels’ impairment loss	—	(4,530)	—	(4,530)
Gain from acquisition	—	—	6,813	—

Operating income (loss)	803	(33,988)	40,374	(31,230)

Other income (expense), net:
Interest and finance costs	(2,370)	(3,255)	(7,230)	(3,895)
Interest and finance costs — shareholders	—	(92)	(386)	(182)
Interest income — money market funds	66	104	430	3,361

Loss on interest rate swaps	(164)	—	(1,575)	—
Foreign currency exchange gains (losses), net	36	(40)	(44)	(39)

Net Income (Loss)	(1,629)	(37,271)	31,569	(31,985)

Less: Net Income Attributable to the Noncontrolling interest	1,584	—	1,517	—

Net Income (Loss) Attributable to Seanergy Maritime Holdings	(3,213)	(37,271)	30,052	(31,985)

Net income (loss) per common share
Basic	(0.10)	(1.67)	1.16	(1.21)

Diluted	(0.10)	(1.67)	1.00	(1.21)

Weighted average common shares outstanding
Basic	33,255,170	22,341,857	25,882,967	26,452,291

Diluted	33,255,170	22,341,857	30,529,281	26,452,291

Seanergy Maritime Holdings Corp. and Subsidiaries
Condensed Consolidated Statements of Shareholders’ Equity
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)
(Unaudited)

				Retained	Total
	Common stock		Additional	earnings/	Seanergy	Non
	# of	Par	paid-in	(Accumulated	shareholders’	Controlling	Total
	Shares	Value	capital	deficit)	equity	interest	equity
Balance, January 1, 2008	28,600,000	3	146,925	1,441	148,369	—	148,369

Net (loss) for the year ended December 31, 2008	—	—	—	(31,985)	(31,985)	—	(31,985)
Dividends paid	—	—	—	(4,254)	(4,254)	—	(4,254)
Reclassification of common stock no longer subject to redemption	(6,370,773)	—	17,144	—	17,144	—	17,144
Reversal of underwriter fees forfeited to redeeming shareholders	—	—	1,433	—	1,433	—	1,433
Liquidation and dissolution common stock exchange	—	(1)	1	—	—	—	—
Warrants exercised	132,000	—	858	—	858	—	858

Balance, December 31, 2008	22,361,227	2	166,361	(34,798)	131,565	—	131,565

Issuance of common stock to convert promissory note	6,585,868	1	29,596	—	29,597	—	29,597
Issuance of common stock due to earn-out	4,308,075	—	17,275	—	17,275	—	17,275
Gain from acquisition	—	—	—	—	—	6,813	6,813
Noncontrolling interest	—	—	—	—	—	10,000	10,000
Net income for the year ended December 31, 2009	—	—	—	30,052	30,052	1,517	31,569

Balance, December 31, 2009	33,255,170	3	213,232	(4,746)	208,489	18,330	226,819

Seanergy Maritime Holdings Corp. and subsidiaries
Condensed Consolidated Statements of Cash Flows
For the years ended December 31, 2009 and 2008
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)
(Unaudited)

	2009	2008
Cash flows from operating activities:
Net income (loss)	31,569	(31,985)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Impairment of goodwill	—	44,795
Impairment of vessels	—	4,530
Depreciation	26,812	9,929
Amortization of deferred finance charges	696	224
Amortization of deferred Dry-docking costs	1,045	—
Deferred Dry-docking costs	(7,119)	—
Change in fair value of financial instruments	189	—
Amortization of acquired time charters	(125)	—
Gain on acquisition	(6,813)	—
Changes in operating assets and liabilities:
(Increase) decrease in —
Due from related parties	1,760	(577)
Inventories	1,222	(872)
Trade accounts and other receivables	(263)	—
Insurance claims	(1,159)	—
Other current assets	59	—
Other non-current assets	(180)	—
Prepaid insurance expenses	719	(495)
Prepaid expenses and other current assets — related parties	190	(248)
Trade accounts and other payables	(3,299)	86
Due to underwriters	(400)	(3,555)
Accrued expenses	(885)	541
Accrued charges on convertible note due to shareholders	670	132
Premium amortization on convertible note due to shareholders	(379)	—
Accrued interest	1,176	166
Deferred revenue — related party	(2,523)	3,029
Deferred revenue	246	—

Net cash provided by operating activities	43,208	25,700

Cash flows from investing activities:
Acquisition of business, net of cash acquired	36,374	(375,833)
Funds placed in (used from) trust account from offerings	—	232,923
Additions to office furniture and equipment	(21)	(9)

Net cash provided by (used in) investing activities	36,353	(142,919)

Cash flows from financing activities:
Redemption of common shares	—	(63,705)
Proceeds from warrants exercised	—	858
Proceeds from long term debt and revolving facility	—	219,845
Repayment of long term debt	(54,878)	(7,500)
Dividends paid	—	(4,254)
Restricted cash	1,381	—
Noncontrolling interest contribution	10,000	—
Deferred finance charges	—	(2,693)

Net cash provided by (used in) financing activities	(43,497)	142,551

Net increase in cash and cash equivalents	36,064	25,332
Cash and cash equivalents at beginning of period	27,543	2,211

Cash and cash equivalents at end of period	63,607	27,543